                       SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under Section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended



                          Teollisuuden Sahkonmyynti Oy,
                         and subsidiaries and affiliates
                             Mikonkatu 15 A, 3. krs,
                             00100 Helsinki, Finland
                        (Name of foreign utility company)





                             Texas Utilities Company
                   ------------------------------------------
                   (Name of filing company if filed on behalf
                          of a foreign utility company)


This Commission is requested to mail copies of all communications relating to this Notification to:

                              Robert A. Wooldridge
                     Worsham, Forsythe & Wooldridge, L.L.P.
                                  Energy Plaza
                             1601 Bryan, 30th Floor
                               Dallas, Texas 75201


                                November 5, 1999


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         Texas Utilities Company (the "Company"), a Texas corporation and an exempt holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby notifies the Securities and Exchange Commission (the "Commission") that Teollisuuden Sahkonmyynti Oy ("TSO") and its subsidiary and affiliate public utility companies (TSO and its subsidiary and affiliate public utility companies are collectively referred to herein as the "TSO Companies") are, and on behalf of the TSO Companies claims status for the TSO Companies as, foreign utility companies ("FUCOs") within the meaning of Section 33 of the Act. The Company, through a wholly-owned subsidiary company (other than the Company's existing domestic public utility companies), intends to acquire 81% of the outstanding shares of TSO.

ITEM 1. STATE THE NAME OF THE ENTITY CLAIMING FOREIGN UTILITY COMPANY STATUS, ITS BUSINESS ADDRESS, AND A DESCRIPTION OF THE FACILITIES USED FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS. TO THE EXTENT KNOWN, IDENTIFY EACH PERSON THAT HOLDS FIVE PERCENT (5%) OR MORE OF ANY CLASS OF VOTING SECURITIES OF THE FOREIGN UTILITY COMPANY AND DESCRIBE THE AMOUNT AND NATURE OF THE INTEREST.

         The name of the entity claiming foreign utility status is Teollisuuden Sahkonmyynti Oy, ("TSO") a public company incorporated in Finland; the business address of which is Mikonkatu 15 A, 3. krs, 00100 Helsinki, Finland and its subsidiary and affiliate public utility companies.

         TSO owns 14.7% of the total outstanding shares of Pohjolan Voima Oy ("PVO"), a company incorporated in Finland; the business address of which is Mikonkatu 15 A, 00100, Helsinki, Finland.

         PVO owns 25% of the outstanding securities of Fingrid Oyj ("Fingrid"), the national transmission grid company in Finland; the business address of which is Arkadiankatu, 23 B, 00100 Helsinki, Finland.

         PVO also owns the following companies incorporated in Finland that own the electric generators identified:

SUBSIDIARY NAME:                          Location in        Capacity   % Owned by PVO      Other Shareholders
 Generator Name                             Finland           in MW
--------------------------------------------------------------------------------------------------------------
PVO VESIVOIMA OY:                                                             100%                  None
--------------------------------------------------------------------------------------------------------------
    Haapakoski                         Iijoki river,            28
    (hydro)                            municipality of
                                       Yli-Ii
--------------------------------------------------------------------------------------------------------------
    Pahkakoski                         Iijoki      river,       34
    (hydro)                            municipality of Il
--------------------------------------------------------------------------------------------------------------

NOTIFICATION OF FOREIGN UTILITY
COMPANY STATUS FOR TEOLLISUUDEN
SAHKONMYYNTI OY - Page 2

    Kierikki                           Iijoki  river,city       32
    (hydro)                            of Yli-Li
    Maalismaa                          Iijoki river,            33
    (hydro)                            city of Yli-Li
--------------------------------------------------------------------------------------------------------------
    Raasakka                           Iijoki river,            58
    (hydro)                            city of Li
--------------------------------------------------------------------------------------------------------------
    Jumisko                            Kemijoki    river,       26
    (hydro)                            city of
                                       Kemijarvi
--------------------------------------------------------------------------------------------------------------
    Isohaara                           Kemijoki    river,      106
    (hydro)                            city of Kemi
--------------------------------------------------------------------------------------------------------------
    Melo                               Kokemaenjoki             60
    (hydro)                            river, city of
                                       Nokia
--------------------------------------------------------------------------------------------------------------

PVO-LAMPOVOIMA OY:                                                            100%               None
--------------------------------------------------------------------------------------------------------------
    Kristiina 1                        city of                 223
    (oil)                              Kristiina
--------------------------------------------------------------------------------------------------------------
    Kristiina 2                        city of                 248
    (coal)                             Kristiina
--------------------------------------------------------------------------------------------------------------
    Tahkoluoto (coal)                  city of Pori            222
--------------------------------------------------------------------------------------------------------------0

MUSSALON VOIMA OY:                                                            100%               None
--------------------------------------------------------------------------------------------------------------
    Mussalo                            city of Kotka            75
    (coal)
--------------------------------------------------------------------------------------------------------------
    Mussalo                            city of Kotka           238
    (combined cycle,
    natural gas)
--------------------------------------------------------------------------------------------------------------

PVO-HUIPPUVOIMA OY:                                                           100%               None
--------------------------------------------------------------------------------------------------------------
Vaskiluoto (oil)                       city of Vaasa           160
--------------------------------------------------------------------------------------------------------------

VEITSILUODON         VOIMA        OY   city of Kemi            144            100%               None
(CO-GENERATION)
--------------------------------------------------------------------------------------------------------------

KEMIJARVEN VOIMA OY (CO-GENERATION)    city of                  28            100%               None
                                       Kemijarvi
--------------------------------------------------------------------------------------------------------------

OULUN VOIMA OY                         city of Oulu            145            100%               None
(CO-GENERATION)
--------------------------------------------------------------------------------------------------------------

TEOLLISUUDEN VOIMA OY                                                         56.8%      Fortum Power and Heat
                                                                                         Oyj, Etela-Pohjanmaan
                                                                                          Voima Oy, Mankala,
                                                                                              Kemira Oyj
--------------------------------------------------------------------------------------------------------------

NOTIFICATION OF FOREIGN UTILITY
COMPANY STATUS FOR TEOLLISUUDEN
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
    Olkiluoto (nuclear)                municipality of         1680
                                       Eurajoki
--------------------------------------------------------------------------------------------------------------
    Meri-Pori (coal)                   city of Pori            257
--------------------------------------------------------------------------------------------------------------

VASKILUODON VOIMA OY                                                           50%      Etela-Pohjanmaan Voima
                                                                                                     Oy
--------------------------------------------------------------------------------------------------------------
    Vaskiluoto 2 (coal)                city of Vaasa           230
--------------------------------------------------------------------------------------------------------------
    Seinajoki (peat)                   city of                 126
                                       Seinajoki
--------------------------------------------------------------------------------------------------------------

NOKIAN LAMPOVOIMA OY                                                          80.1%      Fortum Power and Heat
                                                                                                  Oyj
--------------------------------------------------------------------------------------------------------------
    Nokia (natural gas)                city of Nokia            87
--------------------------------------------------------------------------------------------------------------
    Nokia (oil)                        city of Nokia            37
--------------------------------------------------------------------------------------------------------------

 LANSI-SUOMEN VOIMA OY                 city of                  70            19.9%           UPM-Kymmene
(hydro)                                Harjavalta                                         Corporation, Pori,
                                                                                               Graninge
--------------------------------------------------------------------------------------------------------------

TORNIONLAAKSON VOIMA OY (hydro)        city of                  14             50%      Tomionlaakson Sahko Oy
                                       Ylitornio
--------------------------------------------------------------------------------------------------------------

Additionally, PVO, through its subsidiary Oy Alholmens Kraft Ab has announced construction of a new electric generator at Pietarsaari in Finland. The generator is expected to have capacity of 265 MW and is expected to be completed at the end of 2001. The other shareholders of Oy Alholmens Kraft Ab, other than PVO, are UPM-Kymmene Oyj, Perhonjoki Oy, Pohjolan Voima Oy, Revon Sahko Oy, Graningeverkens Ab, and Skelleftea Kraft Ab.

         PVO, or its subsidiaries, have also announced plans to construct one or more of the following generators:


TYPE OF GENERATOR PLANNED:               PLANNED POWER IN MW                    PLANNED COMPLETION DATE
--------------------------------------------------------------------------------------------------------------
BIOMASS:
--------------------------------------------------------------------------------------------------------------
    three plants                         453                                    2001-2003
--------------------------------------------------------------------------------------------------------------
PROCESS GASES:
--------------------------------------------------------------------------------------------------------------
    one plant                            150                                    2001
--------------------------------------------------------------------------------------------------------------
HYDROPOWER:
--------------------------------------------------------------------------------------------------------------
    one plant at Melo                    4                                      1999
--------------------------------------------------------------------------------------------------------------

NOTIFICATION OF FOREIGN UTILITY
COMPANY STATUS FOR TEOLLISUUDEN
SAHKONMYYNTI OY - Page 4



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
    one  plant  at the  Iijoki           115                                    2010
    River
--------------------------------------------------------------------------------------------------------------
NATURAL GAS:
--------------------------------------------------------------------------------------------------------------
    two new plants                       170                                    2000-2001
--------------------------------------------------------------------------------------------------------------

         In addition to the shareholders of the TSO Companies owning electric generators identified above, shareholders owning 5% or more of TSO, PVO, and Fingrid are as follows:

         a. TSO - the following entities will jointly own 19% of the outstanding securities of TSO: (a) UPM-Kymmene Oyj; (b) Stora Enso Oyj; (c) Etela-Pohjanmaan Voima Oy; (d) Kemira Oyj; and
                  (e) Oy Metsa-Botnia Ab.

         b. PVO - the following entities, other than TSO, will own 5% or more of the outstanding securities in PVO: (a) UPM-Kymmene Corporation - 37.9% and (b) Stora Enso Oyj - 16.5%.

         c. Fingrid - the following entities, other than PVO, will own 5% or more of the outstanding securities in Fingrid: (a) Fortum Power and Heat Oy - 25.1%; (b) Keskinainen Elakevakuutusyhtio Ilmarinen - 10.5%; (c) Keskinainen elakevakuutusyhtio Varma-Sampo - 12.5%; (d) Pohjolan Voima Oy - 25.1%; and (e) Suomen valtio - 12.3%.


ITEM 2. STATE THE NAME OF ANY DOMESTIC ASSOCIATE PUBLIC-UTILITY COMPANY AND, IF APPLICABLE, ITS HOLDING COMPANY, AND A DESCRIPTION OF THE RELATIONSHIP BETWEEN THE FOREIGN UTILITY COMPANY AND SUCH COMPANY, AND THE PURCHASE PRICE PAID BY ANY SUCH DOMESTIC ASSOCIATE PUBLIC-UTILITY COMPANY FOR ITS INTEREST IN THE FOREIGN UTILITY COMPANY.

         The Company, through a wholly-owned non-domestic subsidiary intends to acquire 81% of the outstanding shares of TSO. If TSO becomes a subsidiary company of the Company, the domestic associate public-utility companies of the TSO Companies will be TXU Electric Company ("TXU Electric"), TXU SESCO Company ("TXU SESCO") and TXU Gas Company ("TXU Gas"). The only relationship among TXU Electric, TXU SESCO, TXU Gas and TSO will be that their holding company is the Company. The Company indirectly owns all the outstanding voting stock of TXU Electric, TXU SESCO, and TXU Gas. TXU Electric will not pay any portion of the purchase price. TXU SESCO will not pay any portion of the purchase price. TXU Gas will not pay any portion of the purchase price.

EXHIBIT A. IF APPLICABLE, THE STATE CERTIFICATION(S) REQUIRED UNDER SECTION 33(a)(2) OF THE ACT. CERTIFICATION(S) PREVIOUSLY FILED WITH THE COMMISSION MAY BE INCORPORATED BY REFERENCE. IF THE CERTIFICATION(S) IS NOT AVAILABLE AT THE TIME OF FILING THE FORM U-57, SO STATE, AND UNDERTAKE TO FILE SUCH CERTIFICATION AS AN AMENDMENT WHEN AVAILABLE; HOWEVER, FOREIGN UTILITY COMPANY STATUS WILL NOT BE DEEMED OBTAINED UNTIL ALL REQUIRED CERTIFICATION(S) HAVE BEEN FILED.


NOTIFICATION OF FOREIGN UTILITY
COMPANY STATUS FOR TEOLLISUUDEN
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

         A true and correct copy of the Public Utility Commission of Texas certification letter dated November 4, 1999 is attached hereto as Exhibit A-1 and incorporated herein by reference. A true and correct copy of the Railroad Commission of Texas certification letter dated February 4, 1998, filed previously with the Commission on or about February 17, 1998, is attached hereto as Exhibit A-2 and incorporated herein by reference.

         The Public Utility Commission of Texas certification letter was expressly made applicable to all future foreign utility companies ventures in which Texas Utilities Company or its subsidiaries may seek to obtain an ownership interest; provided, that if Texas Utilities Company intends to make a FUCO investment with recourse to Texas Utilities Company that would cause Texas Utilities Company's aggregate investment in foreign utility companies and exempt wholesale generators to exceed 60% of its consolidated net worth, Texas Utilities Company shall obtain additional certification from the Public Utility Commission of Texas prior to completing such investment. THE INVESTMENT IN TSO WILL NOT CAUSE TEXAS UTILITIES COMPANY'S AGGREGATE INVESTMENT TO EXCEED 60% OF ITS CONSOLIDATED NET WORTH.

         The Railroad Commission of Texas certification letter was expressly made applicable to all future foreign utility company ventures in which Texas Utilities Company or its subsidiaries may seek to obtain an ownership interest.


                                    SIGNATURE

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                               TEXAS UTILITIES COMPANY


                                           By: /s/ PETER B. TINKHAM
                                              ------------------------------
                                               Peter B. Tinkham
                                               Secretary/Assistant Treasurer

Date:    November 5, 1999


NOTIFICATION OF FOREIGN UTILITY
COMPANY STATUS FOR TEOLLISUUDEN
SAHKONMYYNTI OY - Page 6

                                   EXHIBIT A-1

[LOGO OF SEAL          PUBLIC UTILITY COMMISSION OF TEXAS        Pat Wood, III
  OF TEXAS                  1701 N. Congress Avenue              Chairman
APPEARS HERE]                    P.O. Box 13326
                            Austin, Texas 78711-3326
                          512/936-7000 o (Fax) 936-7003          Judy Walsh
                                                                 Commissioner

                                                                 Brett Perlman
                                                                 Commissioner



                                November 4, 1999




Mr. Jonathan G. Katz
Secretary
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Dear Mr. Katz:

         Texas Utilities Electric Company ("TXU Electric") and TXU SESCO Company ("TXU SESCO"), subsidiaries of Texas Utilities Company ("TXU"), a Texas Corporation, have advised this Commission that TXU is considering acquisitions by one or more wholly-owned subsidiary companies (other than TXU Electric or TXU SESCO) of an interest in entities that are considered foreign utility companies ("FUCOs") as defined in Section 33(a)(3) of the 1935 Act. In connection with such acquisitions, TXU Electric and TXU SESCO have requested that the Public Utility Commission of Texas (the "Commission") provide to you the certification contemplated in Section 33(a)(2) of the Public Utility Holding Company Act of 1935 (15 U.S.C 79 et. seq.), which section was added to that Act by Section 715 of the Energy Policy Act of 1992.

         As the State Commission having jurisdiction over the retail electric rates of TXU's public utility subsidiaries, TXU Electric and TXU SESCO, please be advised that this Commission: (i) has the authority and resources to protect the ratepayers of TXU Electric and TXU SESCO; and (ii) intends to exercise such authority.

         This certification is applicable to all FUCOs in which TXU or its subsidiaries seek to obtain an ownership interest; provided, that if TXU intends to make a FUCO investment with recourse to


NOTIFICATION OF FOREIGN UTILITY
COMPANY STATUS FOR TEOLLISUUDEN
SAHKONMYYNTI OY - Page 7

TXU that would cause TXU's aggregate investment in FUCOs and foreign Exempt Wholesale Generators to exceed 60% of its consolidated net worth (as defined by Commission Subst. R. 25.271), TXU shall obtain additional certification from the Commission prior to completing such investment. The certification is subject to being revised or withdrawn by the Commission in the future.

         Please contact Darryl Tietjen (512-936-7436) of the Commission Staff if you have any questions on this matter.


                                        Sincerely,

                                        PUBLIC UTILITY COMMISSION OF TEXAS



                                        /s/ Pat Wood, III
                                        Pat Wood, III, Chairman


                                        /s/ Judy Walsh
                                        Judy Walsh, Commissioner


                                        /s/ Brett A. Perlman
                                        Brett A. Perlman, Commissioner



cc:      Office of Public Utility Regulation
         Securities and Exchange Commission



NOTIFICATION OF FOREIGN UTILITY
COMPANY STATUS FOR TEOLLISUUDEN
SAHKONMYYNTI OY - Page 8

                                                                     EXHIBIT A-2


CHARLES R. MATTHEWS, CHAIRMAN
BARRY WILLIAMSON, COMMISSIONER                    [LOGO OF SEAL OF
CAROLE KEETON RYLANDER, COMMISSIONER                   TEXAS]                          RONALD L. KITCHENS, DIRECTOR

                          RAILROAD COMMISSION OF TEXAS

                              GAS SERVICES DIVISION

February 4, 1998

Mr. Jonathan G. Katz
Secretary
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Dear Mr. Katz,

         Texas Utilities Company ("Texas Utilities") has advised the Railroad Commission of Texas ("Commission") that a subsidiary of Texas Utilities is considering acquisition of The Energy Group PLC, a foreign utility company operating in England and Wales. In connection with such activities, Texas Utilities has requested that the Commission provide you with the certification contemplated in Section 33(a)(2) of the Public Utility Holding Company Act of 1935 (15 U.S.C. 79 et seq.).

         As the State Commission having jurisdiction over the wholesale and retail gas rates of Texas Utilities and its subsidiaries, the Commission hereby certifies that it:

                  i.) has the authority and resources to protect the ratepayers of Texas Utilities and its subsidiaries subject to Commission jurisdiction, and

                  ii.)     intends to exercise such authority.

         This certification is intended to be applicable with respect to the above described transaction and such other foreign utility company ventures in which Texas Utilities or its subsidiaries may seek to obtain an ownership interest, but is conditioned on and subject to being revised or withdrawn as to any future acquisitions. Texas Utilities has represented that it will timely inform this Commission of any efforts by it or its subsidiaries to seek ownership interest in other foreign utility companies.

Sincerely,

/s/ R.L. Kitchens
----------------------------------------
Ronald L. Kitchens
Director, Gas Services Division
On behalf of the Railroad Commission of Texas

cc: Office of Public Utility Regulation
    Securities and Exchange Commission
    450 Fifth Street, NW
    Washington, D.C. 20549



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COMPANY STATUS FOR TEOLLISUUDEN
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